

16014681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MDS SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 E. Cherry Creek Drive South, Suite 1120
(No. and Street)

Glendale	Colorado	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason C. Knapp (724) 919-8703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

One PPG Place, Suite 1700	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDS Securities, LLC, as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President, Chief Executive Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA


NOTARIAL SEAL
JASON C. KNAPP, NOTARY PUBLIC
BORO OF WEST KITTANNING, ARMSTRONG COUNTY
MY COMMISSION EXPIRES JAN. 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDS SECURITIES, LLC
(a wholly owned subsidiary of
MDS Associated Companies, Inc.)

Financial Statements and Report of
Independent Registered Public Accounting Firm
(with Supplemental Information)
For the year ended December 31, 2015

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm and Financial Statements


SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

We have audited the accompanying financial statements of MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MDS Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, the Computation of Net Capital under Rule 15c3-3, the Computation for Determination of Reserve Requirements under SEC Rule 15c3-1 and the Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of MDS Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 5 to the financial statements, the Company has had significant related-party transactions with MDS 2015-Marcellus Shale Development, LP and MDS Energy Partners Limited Partnership.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2016

Schneider Downs & Co., Inc.
www.schneiderdowns.com


PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	699,388
Accounts Receivable		22,000
Accounts Receivable—Related Party		367,654
Prepaid Expenses		32,112
Total Assets	$	1,121,154
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	586,204
Accounts Payable—Related Party		15,639
Accrued Expenses		220,321
Total Liabilities		822,164
Member's Equity		
Paid-In Capital		2,247,500
Accumulated Deficit		(1,948,510)
Total Member's Equity		298,990
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,121,154

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions	$ 1,689,489
Other Income	1,732
Total Revenue	1,691,221
EXPENSES	
Employee Compensation and Benefits	1,174,083
Commissions and Fees	1,224,696
Occupancy Expenses	21,534
Bank Charges	4,773
Professional Fees	133,361
Regulatory Fees	25,795
Taxes (Professional Privilege)	2,160
Telephone and Internet	11,059
Insurance	2,907
Other Expenses	11,169
Total Expenses	2,611,537
NET LOSS	$ (920,316)

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Additional Paid-In Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2014	$ 1,197,500	$ (1,028,194)	$ 169,306
Capital Contributions	1,050,000	-	1,050,000
Net Loss	-	(920,316)	(920,316)
Balance at December 31, 2015	$ 2,247,500	$ (1,948,510)	$ 298,990

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net Loss	$ (920,316)
Decrease in Operating Assets	
Accounts Receivable	239,931
Prepaid Expenses	(7,904)
(Decrease) in Operating Liabilities	
Accounts Payable	(429,170)
Accrued Expenses	151,918
Net Cash Used in Operating Activities	(965,541)
FINANCING ACTIVITIES	
Capital Contributions from Member	1,050,000
Net Increase in Cash	84,459
Cash at Beginning of Year	614,929
Cash at End of Year	$ 699,388

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

MDS Securities, LLC, (Company) is headquartered in Denver, CO and is a wholly owned subsidiary of MDS Associated Companies, Inc. (sole Member) organized under the laws of the Commonwealth of Pennsylvania on August 25, 2011. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling group, which consists of securities broker dealers, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Standards Accounting Board (FASB) Accounting Standards Codification (Codification).

Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company sells direct participation program interests in limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The partnerships, or managing general partner of the issuing partnerships, pay the commissions directly to the Company.

Cash

The Company holds all of its cash at one bank. Cash in each bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced losses in any such accounts to date and mitigates its exposure to credit loss by placing its cash with high quality financial institutions, and implementing operating procedures and policies for internal staff.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, the payment is applied to the oldest unpaid invoice. The balance recorded as accounts receivable at December 31, 2015 is $389,654 of which $367,654 are due from an affiliate. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. Decisions to charge-off receivables are based on management's judgement after consideration of facts and circumstances surrounding potential uncollectible accounts. Based on management's analysis, no allowance for doubtful accounts was deemed necessary as of December 31, 2015, however that estimate could change in future periods.

Accounts Payable

Current accounts payable at December 31, 2015 are $601,843 of which $15,639 are due to affiliates. The Company makes disbursements per the terms of the invoices received from the vendors, to mitigate any finance charges that could be associated. As of December 31, 2015 there have been no finance charges included in any accounts payable.

Income Taxes

The Company is a single-member limited liability company and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its Member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in "Taxes" in the Statement of Operations. For the year ended December 31, 2015, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2013 remain open.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product via a signed contract or offering document. The Company records these sales on a gross basis and expenses any associated fees, such as internal commission, financial advisors commission and broker dealer fees.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company measures assets and liabilities at fair value in accordance with the Codification topic, Fair Value Measurement and Disclosures. This topic defines fair value, establishes a framework for its measurement and requires disclosures regarding the Company's fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximated fair value as of December 31, 2015, due to the short term nature of these financial instruments.

Recent Accounting Pronouncements

In August 2014, FASB issued ASU No. 2014-15 Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. (ASU No. 2014-15) ASU 2014-15 is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual reporting periods beginning after December 15, 2016, with early application permitted. Management is currently assessing the provisions of ASU 2014-15 and is unable to estimate the impact that it will have on its footnote disclosures, results of operations, financial position or cash flows.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09 Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605 Revenue Recognition and most industry-specific guidance. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles - Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in ASU 2014-09. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of ASU 2014-09.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $105,401, which was $50,590 in excess of its required net capital of $54,811. The Company's aggregate indebtedness ratio was 7.80 to 1.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Company employees may participate in the 401(k) plan offered by the Sole Member. Employees may elect to defer a portion of their salaries under that plan. Employer matching is fully discretionary. For the year ended December 31, 2015, employer contribution expense related the 401(k) plan was $22,992 and is included in "Employee Compensation and Benefits" in the accompanying Statement of Operations.

NOTE 5 – RELATED PARTIES

Related Parties

On occasion, the Company receives advances from the sole Member or its affiliates. The outstanding advances do not bear interest and have no fixed repayment terms. At December 31, 2015, the Company had no outstanding advances from the sole Member or its affiliates.

Substantially all of the Company's income is derived from the commissions on the sale of partnership units sponsored by an affiliate of the sole Member. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The two programs offered during 2015 were MDS 2015-Marcellus Shale Dev, LP & MDS Energy Partners, LP. These programs were underwritten on a "best efforts" basis. During the year ended December 31, 2015, the Company earned commissions of approximately $1,689,489 under these agreements of which approximately $367,654 was receivable at year end 2015.

Some employees of the Company are also employees of the sole Member or its affiliates. The wages and benefits of these shared employees are paid by the Company. A portion of the shared employees' wages and benefits are allocated based on time then collected from the sole Member or its affiliates as an accounts receivable. For the year ended December 31, 2015, however, no amount of wages and benefits were allocated to or collected from the sole Member or its affiliates.

As of December 31, 2015 the Company owed to affiliates $15,639 which is booked as a related party payable. These costs were from expenses that affiliates paid on behalf of the Company. These costs include Workers Compensation Insurance and a refund of prepaid sales commission related to the MDS 2015-Marcellus Shale Development LP.

SUPPLEMENTAL INFORMATION

SCHEDULE I

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total Member's Equity	$ 298,990
Deductions and/or Charges	
Non-Allowable Assets	
Accounts Receivable	(187,698)
Prepaid Expenses	(32,112)
Total Non-Allowable Assets	$ (219,810)
Tentative Net Capital	79,180
Add back: Discretionary Salaries	26,221
Net Capital	$ 105,401
Total Aggregate Indebtedness	$ 822,164
-Accounts Payable	586,204
-Accounts Payable Related Parties	15,639
-Accrued Expenses	220,321

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	$ 54,811
Excess Net Capital	50,590
Excess Net Capital at 1,000%	$ 23,185
Ratio of Aggregate Indebtedness to Net Capital	7.80 to 1
Reconciliation with Company's Computation (included in Part II of form X-17A-5 As December 31, 2015)	
Net Capital Reported in Company's Part II (unaudited)	
Focus Report as Amended	$ 105,401
Audit Adjustments	-
Net Capital per Above	$ 105,401

SCHEDULE II

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

The Company is a broker-dealer exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore, no deposit was required.

SCHEDULE III

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

This Company is exempt from this requirement under SEC Rule 15c-3-3(k)(2)(i) and, therefore, no deposit was required.



Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MDS Securities, LLC
Kittanning, Pennsylvania

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) MDS Securities, LLC (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2016

Schneider Downs & Co., Inc.
www.schneiderdowns.com



One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062


MDS
SECURITIES
Limited Liability Company

MDS Securities, LLC

A registered securities broker/dealer. Member FINRA/SIPC.
4500 E. Cherry Creek Drive South, Suite 1120
Denver, CO 80246
Toll Free Phone: (855) 807-0807 Fax: (724) 548-2330
Author's Email: jeff.stone@mdssecurities.com

Notice of Broker-Dealer Annual Exemption

MDS Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MDS Securities, LLC met the aforementioned exemption provisions throughout the most recent year-ended December 31, 2015 without exception.

The above information is provided to the best knowledge and belief of MDS Securities, LLC.

If you have any questions, please contact the undersigned.

Very truly yours,

MDS SECURITIES, LLC

Jeffrey S. Stone
President, Chief Executive Officer



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MDS Securities, LLC
Kittanning, Pennsylvania

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) MDS Securities, LLC (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2016

Revised

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MDS Securities, LLC
4500 Cherry Creek Drive South
Suite 1120
Glendale, CO 80426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynn Koczera 720-273-0487

WORKING COPY

2.	A. General Assessment (item 2e from page 2)	$ 1167
	B. Less payment made with SIPC-7 filed (exclude interest) 2/10/16 Date Paid	(933)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	234
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 234
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 234
	H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDS Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO, FINOP
(Title)

Dated the 25 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,691,221

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,224,696

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 466,525

2e. General Assessment @ .0025 $ 1167

(to page 1, line 2.A.)